THE BLOCK DISTILLING CO.

PRODUCT SHEET

FOUR GRAIN STRAIGHT WHISKEY

Oats, wheat, rye, and malted barley. Single Distilled and aged in 36mo seasoned, no. 3 char, American white Oak barrels for a minimum of two years.


DENVER COLORADO
BATCH NO. 1
distillery: THE BLOCK DISTILLING CO.
name: FOUR GRAIN
spirit: STRAIGHT WHISKEY
aging: 2 YEAR MINIMUM
barrels: 36mo SEASON | 3 CHAR | TOASTED HEADS
grain: OAT, WHEAT, RYE, MALTED BARLEY
yeast: AMERICAN ALE
ferm: OPEN TOP
technique: SINGLE RUN 4-PLATE COLUMN
alcohol: 47.5% ABV | 95 PROOF
size: 750ml
bottle no.: 002 of 700
distillers:
KRAIG WEAVER & KAMERON WEAVER

STRAIGHT BOURBON

Yellow, blue and red corn
Millet and malted barley.

A modern take on an
American classic.
Aged in 36mo
seasoned, no. 3 char,
American white
Oak barrels for a
minimum of two years.


DENVER COLORADO
BATCH NO. 1
distillery: THE BLOCK DISTILLING CO.
spirit: STRAIGHT BOURBON
aging: 2 YEAR MINIMUM
barrels: 36mo SEASON I 3 CHAR I TOASTED HEADS
grain: YELLOW, RED, & BLUE CORN, MILLET, BARLEY
yeast: AMERICAN ALE
ferm: OPEN TOP
technique: DOUBLE DISTILLATION POT STILL
alcohol: 47.5% ABV I 95 PROOF
size: 375ml
bottle no.: 894 of 1000
distillers & founders
KRAIG WEAVER & KAMERON WEAVER
MICHELLE WEAVER

VODKA

Made from red wheat,
white wheat, oats,
and malted barley.

Distilled once and unfiltered.

This is a true martini
drinker's vodka.


DENVER COLORADO
THE BLOCK DISTILLING CO.
VODKA
40% ALC BY VOL 750 ML

SPRING GIN

Elderflower, chamomile, jasmine, and violet.

A floral bouquet that accentuates a gin fizz in the most beautiful way.


DENVER COLORADO
THE BLOCK DISTILLING CO.
GIN
SPRING

SUMMER GIN

Grapefruit, pomelo, lime, orange, hibiscus.

A beautiful fruit explosion with a nice dry finish.


DENVER COLORADO
THE BLOCK DISTILLING CO.
GIN
47% ALC BY VOL 750 ML
SUMMER

AUTUMN GIN

Clove, peppercorn, cardamom, nutmeg, allspice.

You didn't think gin was a cold weather drink but this gin begs to differ.


DENVER COLORADO
THE BLOCK DISTILLING CO.
GIN
47% ALC BY VOL 750 ML
AUTUMN

WINTER GIN

Clove, peppercorn, cardamom, nutmeg, allspice but barrel rested In new American oak.

A weird gin and whiskey hybrid that is a perfect winter sipper or hot toddy mixer.


DENVER COLORADO
THE BLOCK DISTILLING CO.
BARRELED
GIN
WINTER

COFFEE LIQUEUR

A blend of our vodka,
Novo Coffee's cold brew
and a nice earthy sugar.
Three ingredients that
Will change your mind
Of what a coffee liqueur
Should taste like. Does it
Really need cinnamon, cocoa,
And vanilla? We don't think so.


DENVER COLORADO
THE BLOCK
DISTILLING CO.
BARRELED
GIN
WINTER